Filed by Fidelity National Financial, Inc.

Pursuant to Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Stewart Information Services Corporation

Commission File No.           001-02658

The following is an excerpted transcript of portions of the earnings conference call held at 1:30 p.m. Eastern Time on May 3, 2018 by Fidelity National Financial, Inc. It does not purport to be a complete or error-free statement or summary of the conference call.

Question: Mackenzie Aron — Zelman & Associates

Thanks. Thinking about the Stewart acquisition, can you just give us a little bit of a roadmap for the regulatory requirements that are still on the to-do list and the timelines and kind of milestones that we can expect from this point forward?

Answer: William P. Foley, II — Non-Executive Chairman, Fidelity National Financial, Inc.

We had a pretty good discussion about this yesterday at the board meeting, and it’s probably a late fourth quarter or early first quarter transaction close date. We’ve submitted to — as I mentioned, we’ve submitted our HSR filing, and we’re trying to be as complete as we possibly can in terms of anticipating the areas of — areas that the government may be interested in learning more about. We really have seen no particular roadblocks or things that would preclude the transaction. It’s more of a process, and we’ve had good meetings with Texas, with New York, with California, really we’ve had good meetings all across the country with all the states we had filed the Form As. And so, things look good, they look positive, but it’s just a process and it’s going to take a while.

Question: Mackenzie Aron — Zelman & Associates

Okay, that’s helpful. And then, also just interested in what you’ve heard since the deal has been announced. I know you mentioned you’ve done a lot of town halls with Stewart employees. So, curious on how those went and kind of what you’ve heard from their team, and then similarly, what you’ve heard from your own customers and just kind of any reaction in the field so far.

Answer: William P. Foley, II — Non-Executive Chairman, Fidelity National Financial, Inc.

Yeah. We have had — we’ve had contact with a number of their commercial customers, and frankly, there’s no concern at all with regard to the transaction. Our commercial customers are primarily focused with law firms, and they originate the transactions for us, whereas Stewart’s commercial customers are basically more developer-oriented or investor-oriented. So, it’s a kind of a different — a little bit of a different customer base. Then, in terms of the town hall meetings, what has occurred is that Stewart has been sort of in a transition mode for several years with the hedge funds that were involved in the company, and it was distracting for the employees and they couldn’t focus on doing their basic job of getting more customers, getting more business. And so, Stewart’s really suffered over the last several years. And I would say that when Randy and Mike and Roger go in and they have a town hall meeting, the meetings usually start out with the employees being apprehensive, and by the time the meetings are over, the employees are really happy. They’re happy about the acquisition, they’re happy about being part of the Fidelity family of companies, and we’ve reassured those employees that the Stewart brand is going to be expanded, not contracted, and is going to be operated independently. So, we know we have a good game plan with regard to the way Stewart will be integrated into our company, and the employees in the field are responding well to it.

Question: Jason S. Deleeuw — Piper Jaffray & Co.

Yes, thank you. A question that keeps coming up is on the Stewart deal and the $135 million of cost synergies kind of net of the interest expense, but concerns that there are going to be revenue dis-synergies as you kind of work through the deal and try to realize those cost synergies. So, now that you’ve had a little bit more time to look at the deal, is there any update on that? Should we be concerned about revenue dis-synergies or can we kind of count on getting the net benefit of the synergies just through the cost side?

Answer: William P. Foley, II — Non-Executive Chairman, Fidelity National Financial, Inc.

Well, we believe you can count on getting the net benefit on the cost side. There may be some divestitures that will be required by the FTC. Those are not defined yet. We have an adjustment in the purchase price of Stewart of FTC stock based upon any revenue divestitures. But we feel pretty — well, we actually feel very confident about the synergy level that we can achieve, and a lot of it is not customer-facing. It is title plant production. It might be some corporate overhead and a lot of different things that are duplicative of what we already have in various locations and various markets, different kinds of contracts with different suppliers. We’re probably a little more efficient in terms of dealing with the number of suppliers because of our size than Stewart is. So, we really feel good about this acquisition. We feel like it’s just — it kind of completes the Fidelity story to be honest with you.

Question: John Campbell — Stephens, Inc.

Okay, great. Thanks for that. And then, back to the Stewart deal, I might be jumping the gun. But if we assume that closes, you guys have to maybe concede a little bit of that revenue. Any idea what the incremental or I guess the detrimental margin might be on that potential rev loss? Is it 50%, 80% or is it going to basically depend on the loss of, I guess, direct versus agency rev?

Answer: William P. Foley, II — Non-Executive Chairman, Fidelity National Financial, Inc.

Yeah. It’s — obviously, agency revenue would be more on the top line and less on the net line. The direct revenue, we really don’t believe that there’s going to be much direct revenue loss or divestitures required. It may take us a little while to get the margins on the Stewart business up to the Fidelity margins. But we’ve done the same thing three or four times in the past. We did it with Lawyers and Commonwealth and got their margins up. We did it with Alamo. We did it with Chicago. So, we’ve done it. That’s why we’re very confident. We just — this is just right up — this is right in our strike zone, this kind of transaction.

Forward-Looking Statements and Risk Factors

This communication contains forward-looking statements that involve a number of risks and uncertainties. Statements that are not historical facts, including statements regarding our expectations, hopes, intentions or strategies regarding the future are forward-looking statements. Forward-looking statements are based on management’s beliefs, as well as assumptions made by, and information currently available to, management. Because such statements are based on expectations as to future financial and operating results and are not statements of fact, actual results may differ materially from those projected. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

The risks and uncertainties which forward-looking statements are subject to include, but are not limited to: changes in general economic, business and political conditions, including changes in the financial markets; weakness or adverse changes in the level of real estate activity, which may be caused by, among other things, high or increasing interest rates, a limited supply of mortgage funding or a weak U. S. economy; our potential inability to find suitable acquisition candidates; our dependence on distributions from our title insurance underwriters as a main source of cash flow; significant competition that our operating subsidiaries face; compliance with extensive government regulation of our operating subsidiaries; the risk that Stewart Information Services Corporation (“Stewart”) stockholders may not adopt the merger agreement; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated;  risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner; the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the acquisition will not be realized; and other risks detailed in the “Statement Regarding Forward-Looking Information,” “Risk Factors” and other sections of FNF’s Form 10-K and other filings with the Securities and Exchange Commission (“SEC”).

Important Information Will be Filed with the SEC

This communication may be deemed to be solicitation material in respect of the proposed merger between FNF and Stewart. In connection with the proposed merger, FNF intends to file a registration statement on Form S-4, containing a proxy statement/prospectus with the SEC. STOCKHOLDERS OF STEWART ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about FNF and Stewart, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by FNF will be made available free of charge on FNF’s investor relations website. Copies of documents filed with the SEC by Stewart will be made available free of charge on Stewart’s investor relations website.

FNF and Stewart, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement.  Information regarding the directors and executive officers of FNF is contained in FNF’s Form 10-K for the year ended December 31, 2017 and its proxy statement filed on May 2, 2018, which are filed with the SEC.  Information regarding Stewart’s directors and executive officers is contained in Stewart’s Form 10-K for the year ended December 31, 2017 and its proxy statement filed on April 23, 2018, which are filed with the SEC.  A more complete description will be available in the Registration Statement and the proxy statement/prospectus.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.